

October 25, 2017

<u>Via E-mail</u>
Mr. Larry Tsang
Chief Financial Officer
Minco Gold Corporation
1055 West Georgia Street, Suite 2772
Vancouver, British Columbia, Canada
V6E 3R5

    Re: **Minco Gold Corporation**
          Form 20-F for the Fiscal Year Ended December 31, 2016
          Filed March 31, 2017
          File No. 001-32670

Dear Mr. Tsang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2016
D. Description of Properties page 17

1.   Considering your disclosure on page 10 that your investment in Minco Silver is approximately 57% of your total assets and your disclosure on page 15 that you continue to hold significant influence over Minco Silver, it appears you should provide mineral property disclosure with respect to Minco Silver material properties, including but not limited to the Fuwan Silver project and the Changkeng project. Please revise to include this disclosure or tell us why you do not believe it to be necessary to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining